June 2, 2023

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:

Stereotaxis, Inc.
Registration Statement on Form S-3
Filed May 19, 2023
(Commission File No. 333-272102)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Stereotaxis, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Tuesday, June 6, 2023 at 10:00 a.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/ Laura Spencer Garth
By:	Laura Spencer Garth
General Counsel and Corporate Secretary

cc:	Kimberly R. Peery, Chief Financial Officer
Robert J. Endicott, Esq.
Bryan Cave Leighton Paisner LLP

Stereotaxis, Inc ● 710 N. Tucker Blvd. ● Suite 110 ● St. Louis, MO ● 63101 ● (314) 678-6100 ● (314) 678-6300 Fax